Exhibit 15(i)
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Inotera Memories Inc.
We consent to the incorporation by reference in the registration statement (No. 333-145983) on Form F-3 of Qimonda AG and subsidiaries of our report dated April 14, 2008, with respect to the balance sheets of Inotera Memories Inc. as of December 31, 2006 and 2007, and the related statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, which report appears in Amendment No. 1 to the September 30, 2007 annual report on Form 20-F/A of Qimonda AG and subsidiaries.
Our report contains an explanatory paragraph that states the Company did not have a minimum current ratio of 1:1 and a maximum debt to equity ratio of 1:1 as of December 31, 2007, as required by its syndicated bank loan agreements. On March 31, 2008, the syndicated banks agreed to waive these two covenant requirements for 2007. The potential consequences if the Company is in violation of any of its covenants pursuant to its syndicated bank loan agreements in 2008 are described in Note 24(n).
Our report contains an explanatory paragraph that states effective January 1, 2006, the Company adopted the Republic of China Statement of Financial Accounting Standard (SFAS) No. 34 “Financial Instruments: Recognition and Measurement”, SFAS No. 36 “Financial Instruments: Disclosure and Presentation” and newly amended SFAS No. 1 “Conceptual Framework for Financial Accounting and Preparation of Financial Statements”.
/s/ KPMG
April 14, 2008
Taipei, Taiwan (the Republic of China)